UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                   ----------

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)

                     of the Securities Exchange Act of 1934

                                New Cannon, Inc.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its Charter)


          Nevada                                          88-0284209
 ---------------------------                         ------------------
 (State of other jurisdiction               (I.R.S. Employer Identification No.)
 of incorporation or organization)


 304 North Edinburgh Avenue, Los Angeles, CA                           90048
 -----------------------------------------------------               --------
(Address of principal executive offices)                            (Zip Code)


Issuer's Telephone number:   (775) 331-6555
                           -------------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                                     Common Stock, Par Value $0.001 Per Share
                                     ----------------------------------------
                                                 (Title of Class)

PART I

--------------------------------------------------------------------------------
ITEM 1.           DESCRIPTION OF BUSINESS
--------------------------------------------------------------------------------

(a)      Business Development

         New Cannon, Inc. (the "Company" or the "Registrant") was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. Shortly after the Company was organized, the Company offered its shares to a limited number of private investors. In connection with this private placement of its shares, on April 1, 1992 the Company issued 81,500 shares of its common stock to a total of 19 investors. Each of these investors paid $1.00 for each share of stock each purchased, and each executed a subscription agreement regarding their investment in the Company. The subscription agreement indicated that the shares issued to these investors where issued in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 and that such shareholders agreed that their share could only be resold if an effective registration statement regarding the shares had been filed with the Securities and Exchange Commission and was in effect, or if they complied with the requirements of Rule 144 under the Exchange Act. An additional total of 20,500 shares of the Company's common stock was issued at a total of 14 investors on June 30, 1992 and under exactly the same terms. A combined total of 16,600 shares were issued on November 3, 1993 to three investors under such terms as the final portion of the Company's private placement.

         The Company changed it name to New Cannon, Inc, in February 2001. In February of 2001 the Board of Directors approved a 5 for 1 stock split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares convertible Preferred Stock with a par value of $ 0.001.

         On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd ("Belfair"), a corporation organized under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan"). Such assets are valued at $2,933,766. The Company also acquired similar assets from Octava Ltd. ("Octava"), a corporation organized under the laws of the Isle of Niue, and its representative Evgeny Afineevsky ("Afineevsky"). Such assets are valued at $440,277. The Company issued a total of 4,500,000 in consideration for the assets acquired from Octava and in consideration of services rendered, and to be rendered, to the Company by Mr. Afineevsky. In addition to the assets purchased, the Company accepted an assignment of International Multiple Rights Distribution Agreements totaling $1,984,900.

         On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited, a company duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split common shares of the Company's common stock for $1,250,000, payable in installments, on or before the dates as follows:

     Date                                        Amount
     ----                                        ------
July 16,2001                                   $ 250,000
August 10, 2001                                $ 100,000
September 10, 2001                             $ 100,000
October 10, 2001                               $ 100,000
December 10, 2001                              $ 100,000
January 10, 2002                               $ 500,000

           The payment scheduled on or before January 10, 2002 shall be paid in either cash or by transfer to the Company of the assets of "FilmStudio.RU" owned by Unimet.

           To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceeding.

         The Company maintains offices at 304 North Edinburgh Ave, Los Angeles, California 90048.

(b)         Business of issuer

           (1)     Principal Services

           The Company owns and has copyrights to the following film properties which consists of pilots, completed films, T.V. series episodes and screenplays:


T.V. Pilots                 $        440,277
T.V. Episodes               $        600,000
Screenplays                 $      1,002,919
                            ----------------
   Total                    $      2,043,196
                            ================

           The Company is engaged in developing the above scripts with a view to producing them as full-length, feature films for eventual theatrical and video release. The Company intends to acquire rights to additional scripts in the future for development and production.

           The Company  develops films from idea through  screenplay to filming,
production  and  distribution.   As  of  September  2001,  the  Company  was  in
postproduction on two films. The Company values such films as follows:


         Movie 1                    $       1,030,533
         Movie 2                    $       1,280,847
                                    -----------------
             Total                  $       2,311,380
                                    =================

            The Company intends to derive revenue from its completed feature films by contractually arranging for them to be released theatrically by third-party companies that specialize in the business of film releasing and distribution. Further revenues will be derived from the sale of theatrical rights abroad, as well as from the sale of video and television rights. The Company will contract with third parties for such sales.

         (2)       Distribution Methods

          The   Company   initially   intends  to  contract   with   independent
distributors all over the world in order to release some or all of its completed films.

         (3)       Status of Publicly Announced New Products or Services

           In February 2001, an article appeared in the " Business of Film" magazine, special 2001 AFM issue. The article outlined the change of the Company's name, the identity of the new officers and directors of the Company, and the Company's new business endeavors.

         (1)       Competition Business Conditions

           The Company faces well-established and well-funded competition. Motion pictures are produced and marketed by major film studios as well as a large number of smaller independent production companies. The Company will compete with these smaller independent production companies in the production and marketing of feature films. Many of the Company's competitors are well established organizations with extensive knowledge of the industry, marketing staffs and organizations, and financial resources greatly in excess of those available to the Company.

           Many of the Company's current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. There can be no assurance that the Company will be able to compete successfully against current and future competitors. New technologies and the expansion of existing technologies may increase the competitive pressures of the Company in this area of its operations.

         (1)       Dependence on Major Customers

           The Company is in a reorganization stage and is in the process of developing its screenplays and producing them as feature films. At this point in time, the Company has no major customers. Of course, the Company intends to develop a number of feature films so its success is not dependent upon a single success.

         (6)       Intellectual   Property,   Patents,   Trademarks,   Licenses,
                   Copyrights, etc.

           The Company regards its trade secrets and similar intellectual property as valuable to its business, and will rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with its employees, partners and others to protect its proprietary rights. There can be no assurance that the steps taken by the Company will be adequate to prevent misappropriation or infringement of the Company's intellectual property. The Company expects that it may license in the future, certain of its proprietary rights, such as trademarks or copyrighted material, to third parties. While the

Company attempts to ensure that the quality of its brand is maintained by such licensees, there can be no assurance that such licensees will not take actions that might materially adversely affect the value of the Company's proprietary rights or reputation, which could have a material adverse effect on the Company.

           As  described  above,  the  Company  owns  the  exclusive   worldwide
copyrights to the Film properties consists of pilots, completed films, T.V. series episodes and screenplays.

           (7) Governmental Approval, Effect of Governmental Regulations and Costs and Effects of Compliance with Environmental Laws

           At this point in time, there is no need for governmental approval of the Company's intended principal products or services. However, from time to time, public events have focused attention on the content of products and services offered by the entertainment industry. Specifically, some governmental review of a link, if any, between the violent content of some movies and crimes committed by members of the society viewing those movies has emerged. While the Company believes that it is unlikely that such scrutiny will result in governmental restrictions placed on the content of products in the entertainment industry, including those the Company intends to produce, such governmental restrictions could be imposed. At the time of the filing of this Form 10-SB, however, it is unclear what form any such restrictions would take or how they would be enforced. Nonetheless, the Company is mindful of the fact that such matters are being reviewed on a national level.

           To date, management is unaware of any liabilities or claims, which may exist in connection with the Company's past businesses. Nonetheless, the Company notes that pursuant to Federal environmental laws, the Company may be liable for any environmental contaminations, which were the result of the Company's past operations. Depending on the materials involved and the nature of any claimed discharge of such materials, the Company's liability for the actions of past management could be financially devastating to the Company's operations. In this regard, management is unawareof any insurance in a form and in an amount sufficient to guard against the devastating effects of any claimed discharge of the materials the Company handled in the past which past management of the Company may have obtained. At this point, the Company anticipates that it will have no material costs associated with compliance with either federal, state or local environmental law.

(8)     Research and Development in the Last Two Years

           To current management's knowledge, the Company has engaged in no research and development during the past two years

         (9)       Number and total employees and number of full time employees.

           As of October 15, 2001 the Company had two (2) full-time employees. The five (5) officers and directors of the Company also perform services on behalf of the Company but do so on a non- exclusive basis. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)        Reports to Security Holders

           To the extent that the Company is required to deliver annual reports to security holders through its status as a reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

           The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

--------------------------------------------------------------------------------
ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                   CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

Plan of Operation

         The Company intends to develop and produce a number of the scripts that it owns during the next twelve months. It is unlikely that more than four will be completed or commenced during this first twelve-month period of operations. Thereafter, the Company intends to develop and produce six or more each year.

         The Company does not intend to use its own funds for the production of the films it produces. It will use established methods of film financing to avoid as far as is possible any financial risk or burden to its shareholders in relation to such costs. For example, it is common practice in the film industry to bring in joint venture partners who provide the necessary production funds in return for a profit participation in the film. Additionally, the Company intends to make use of any appropriate tax subsidies and grants that are available for film making in various parts of the world.

         The Company will, however, require a small amount of funds to maintain its offices and to develop the films that it decides to produce. Such amounts are considered by management to be relatively minor and are unlikely to exceed a total of U.S. $125,000 in the first twelve months of operations and management is confident that such sums will be available to the Company by way of loans or equity sales.

         Once the Company begins to generate fees from the production of its films and sees profits being derived from the release and sale of its completed films, management is confident that the Company will easily be able to meet are modest overhead requirements. The Company will then have sums available for the acquisition of further rights to scripts and screenplays that it can then develop on an on-going basis.


--------------------------------------------------------------------------------
ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

           (a)   Location of the principle plants and other property.

           The Company has the use of offices at 304 N. Edinburgh Ave., Los Angeles, California 90048.

           (b)   Investment Policies.

           The Company's plan of operation is focused on the continued development of its film production, distribution and marketing business described in Item 1 of this Part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         1.       Investments in real estate or interest in real estate;

         2.       Investments in real estate mortgages; or,

         3. Securities of or interests in persons primarily engaged in real estate activities.

           (c)   Description of Real Estate and Operating Data.

           The Company does not own any real property.

--------------------------------------------------------------------------------
ITEM 4.            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                   AND MANAGEMENT
--------------------------------------------------------------------------------

(a)     5% Shareholders:

           The following information sets forth certain information as of September 5, 2001 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock.


                            (2)
(1)                Name and Address                                      (3)                                 (4)
Title              of Beneficial                                        Amount and Nature of                 Percent of
of Class           Owner                                                Beneficial Ownership                   Class
---------          ----------------------------------                   --------------------                 ----------
Common             Belfair International, Ltd.                              4,500,000                          30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA 90048
Common             Octova Limited                                           4,500,000                          30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA   90048
Common             Unimet Group Limited                                     4,500,000                          30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA 90048

(b)     Security Ownership of Management.

                            (2)
(1)                Name and Address                                      (3)                                 (4)
Title              of Beneficial                                        Amount and Nature of                 Percent of
of Class           Owner                                                Beneficial Ownership                   Class
---------          ----------------------------------                   --------------------                 ----------

Common             Menahem Golan                                            4,500,000 (1)                      30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA 90048
Common             Evgeny Afineevsky                                        4,500,000 (2)                      30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA 90048
Common             Ilya Kokarev                                             4,500,000 (3)                      30.9%
                   304 N. Edinburgh Ave.
                   Los Angeles, CA 90048
Common             Alexander H. Walker, Jr.                                  127,500  (4)                       0.8%
                   50 West Liberty Street, Suite 880
                   Reno, Neveda
                   All Directors and                                       13,627,500                          93.8%
                   Officers as a Group

 --------
           (1) Such shares are beneficially owned by, Menahem Golan, Chairman of the Board and a Director of New Cannon, Inc., through his ownership and control of Belfair International, LTD. Belfair International, LTD., is owner of record of all 4,500,000 shares.
           (2) Such shares are beneficially owned by Evgeny Afineevsky, President and a Director of New Cannon, Inc., through his ownership and control of Octava, LTD. Octava, LTD., is owner of record of all 4,500,000 shares.
           (3) Such shares are beneficially owned by IIya, Kokarev, a Director of New Cannon, Inc., through his ownership and control of Unimet Group, LTD. Unimet Group, LTD., is owner of record of all 4,500,000 shares.

           (4) Such shares are beneficially owned by Alexander H. Walker, Jr., a Director of New Cannon, Inc., through his ownership and control of Hidden Splendor Resources, Inc. Hidden Splendor Resources, Inc. is owner of record of all 127,500 shares.

(c)        Changes in Control:

           There is no arrangement which may result in a change in control.


--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                   CONTROL PERSONS
--------------------------------------------------------------------------------

(a)        Directors and Executive Officers:

           As of October 15, 2001, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                                                   Period Served As
Name                                Age          Position                              Director
------------------------           -----       -------------                   ------------------------
Menahem Golan                       72        Chairman of the                    January 15, 2001 to Present
                                              Board and a Director

Evgeny Afineevsky                   29        President,
                                              CEO and Director                   January 15, 2001 to Present

Ilya Kokarev                        35        Director                           July 1, 2001 to Present

Victor Freilich                     56        Director                           July 1, 2001 to Present

Alexander H. Walker, Jr.            75        Secretary and Director             July 1, 2001 to Present

           The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b) Business Experience:

           Menahem Golan, age 72, is the Chairman of the Board and a Director of New Cannon, Inc. During the 1980's, Mr. Golan served as the Chairman of the Cannon Group, Inc., an independent film production company. Through the Cannon Group, Mr. Golan produced over 150 films, including "The Assault," a film which won the Academy Award in the category of best foreign film; "Love Streams"; "Satin Slippers"; "Runaway Train"; "Over the Top"; "Cobra"; "Little Dorrit"; "A Cry in the Dark"; "Hannah's War"; "Delta Force"; "Over the Brooklyn Bridge"; "The Magician of Lublin"; "Superman"; and "Operation Thunderbolt". In addition, Mr. Golan has directed motion pictures during the last five (5) years.

           Evgeny Afineevsky, age 29, is the President, C.E.O. and a Director of the New Cannon, Inc. As a teenager, he won First Prize for Best Documentary of the largest Republics in Russia and particiapted in the International Festival on the Black Sea in Russia. Mr. Afineevsky has worked with directors and producers in Israel and in the United States. His personal teachers and partners have included Jack Yakov, one of the oldest and well known impresario in Israel, with a background of more than 40 years of producing shows, musicals and operettas, and Mr. Menachem Golan, a well known director and producer in Hollywood and Israel. During the last 6 years, he has coordinated over 30 musicals in Israel, such as "Die Fledermaus", "Gypsy Baron", "Viennese Blood", "Night in Venice", "Silva Princess of Chardas", and "Mozart Konzerte" with the Prague National Opera orchestra. During 1997 and through the beginning of 1999, he produced the great British show "The Mousetrap." by Agatha Christie, which has runs for over 47 years in London and various other countries. Also, in 1999 he produced a play by Agatha Cristie entitled "Spider Web". During his production of "Spider Web", Mr. Afineevsky took on a television production named "Days of Love" with various Israeli actors. As President and CEO of Octava Ltd., an Israeli Production Company, for the past 3 years, Mr. Afineevsky has gained experience in the use of new current technological methods of the industry and has gained an background in business, financial and investment management. During last year Mr. Afineevsky has produced two motion pictures with Mr. Golan.

           Ilya Kokarev, age 35, graduated from the Moscow Physical Technical Institute with a degree in physician engineer in 1989. From1997 to 2001, he was the head and C.E.O. of JSC ERGOMETAL Corporation, a Russian firm which specialized in international metal trading. He became the business financial advisor to the Minister of the Heavy Metal Industry of Russia in 1998, a position he still holds.


           Alexander H. Walker, Jr., age 75, received his B.A. from Waynesburg College in 1950 and his J.D. from the University of Pittsburgh School of Law in 1952. Since 1956, Mr. Walker has been a practicing attorney, with his practice including trial and transactional work, with an emphasis on corporate securities matters. From 1955 to 1956, he served as the Attorney in Charge of the Salt Lake City, Utah Branch of the United States Securities and Exchange Commission, first serving as the Attorney Advisor for the Division of Corporate Finance in Washington, D.C. from 1954 to 1955. From 1956 through the present, Mr. Walker has maintained a private practice. He maintains licenses in both Utah and Pennsylvania.

         Victor Freilich, age 56, graduated from the Moscow University with a degree in Journalism in 1972. In 1963, he gained his professional knowledge through work at Gorky Film Studios in Moscow. There, he created more than seven movies including "Funny Stories", "Hero of Our Time", "Early Morning", "Easy Life", and "Password is Not Needed." Later, at the MosFilm Studios in Moscow, he created a few major international co-productions including "Red Tent." From1972-1975, he was the supervisory head for the Creative Department of General Israeli TV. During 1976 to 1977, he served as a producer of cinema and televsion in Israel. During this time, he was awarded the Venice Festival Prize for "Window of Shagal". Since then, he has worked as a distributor and producer of movies, stage plays, and various TV shows. In addition, he was the financial advisor to the head Department of the Industry and Business Development of Russia from 1991 to 1993.

         (b) Directors should list other reporting companies for which they also serve as a director:

           Mr. Walker is officer and director of Entertech Media Group, Inc., a corporation which filed a Form 10-SB with the Commission on or about June 11, 1999. As of this filing, Entertech has made application for the trading of its shares on the OTC Bulletin Board market. As of this filing, Entertech's shares are not quoted on any quotation system. Mr. Walker also is a director of Talk Visual Corp. whose shares are traded under the symbol TVCP on the OTC Bulletin Board market, as well as an officer and director of SulphCo, Inc. whose shares are traded under the symbol "SLPH" on the Over-the-Counter NASDAQ Bulletin Board.

         (c)     Employees:

           The  officers  and  directors  who  are  identified   above  are  the
significant employees of the Company.

         (d)     Family Relationships:

           There are no family relationships between the directors, executive officers or any other person who may be selected as a director or executive officer of the Company.

         (e)       Involvement in legal proceedings.

                  None of the officers, directors, promoters or control persons of the Company have been involved in the past five (5) years in any of the following:

                  (1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

                  (2) Any conviction in a criminal proceedings or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                  (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, or any Court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

                  (4) Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity
                            Futures Trading Commission to have violated a federal or state securities laws or commodities law, and the judgment has not been reversed, suspended, or vacated.



--------------------------------------------------------------------------------
         ITEM 6.          EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

           The Company has not compensated its management in the last three years due to the fact that the Company has not been engaged in business since 1993. However, the following table sets forth information about compensation paid or accrued during the years ended June 30, 2001, 2000 and 1999 to the Company's officers and directors. None of the Company's Executive Officers earned more than $100,000 during the years ended June 30, 2001, 2000 and 1999.


                                            Summary Compensation Table
                                     Long Term Compensation
             Annual Compensation                 Awards              Payouts
           ------------------------------------------------------------------------

                                                   (e)              (g)
                                                  Other    (f)      Securities         (i)
          (a)                                    Annual  Restricted  Under-    (h)     Other
         Name and                   (c)    (d)   Compen-  Stock      Lying     TIP     Compen
         Principal           (b)    Salary Bonus sation   Awards    Options/  Payouts  sation
         Position            Year     $     ($)    ($)      ($)      SARs(#)   ($)     ($)
         --------           ------  ------ ----- ------   -----     -------    ---     ---
         Menahem Golan
         Chairman           1998     None  None   None    None        None     None    None
         and                1999     None  None   None    None        None     None    None
         Director           2000     None  None   None    None        None     None    None

         Evgeny Afineevsky
         President          1998     None  None   None    None        None     None    None
         CEO and            1999     None  None   None    None        None     None    None
         Director           2000     None  None   None    None        None     None    None

         Iiya Kokarev
         Director           1998     None  None   None    None        None     None    None
                            1999     None  None   None    None        None     None    None
                            2000     None  None   None    None        None     None    None

         Victor Freilich
         Director           1998     None  None   None    None        None     None    None
                            1999     None  None   None    None        None     None    None
                            2000     None  None   None    None        None     None    None

         Alexander H. Walker, Jr.
         Secretary          1998     None  None   None    None        None     None    None
         and                1999     None  None   None    None        None     None    None
         Director           2000     None  None   None    None        None     None    None

--------------------------------------------------------------------------------
         ITEM 7.          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         On January 15, 2001, the Company entered into an Exchange Agreement under the terms of which it issued a total of 9,000,000 shares of its common stock to the following in the following amounts:

                           Belfair International, LTD.           4,500,000
                           Octava, LTD                           4,500,000

           The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $3,374,043. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $1,984,900. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

           The Company is indebted to Hidden Splendor Resources, Ltd. in the amount of $150,000. Alexander H. Walker, Jr. is the beneficial owner of Hidden Splendor Resources, Ltd. This debt is for legal and accounting services, transfer fees, filing fees and other expenses incurred as a result of this corporate reorganization. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

           On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England in which Unimet agreed to by 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on or before the dates as follows:


         Date                                    Amount
         ----                                    ------
         July 16,2001                            $       250,000
         August 10, 2001                         $       100,000
         September 10, 2001                      $       100,000
         October 10, 2001                        $       100,000
         December 10, 2001                       $       100,000
         January 10, 2002                        $       500,000

         The payment scheduled on or before January 10, 2002 shall be paid in either cash or by transfer to the Company of the assets of "FilmStudio.RU" owned by Unimet. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,053 shares shall be equal two point five percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

         On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.


--------------------------------------------------------------------------------
ITEM 8.        DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                      REGISTERED
--------------------------------------------------------------------------------

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

           The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

           "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

           Authorized but Unissued Shares. The Company has authorized 100,000,000 shares of common stock, par value $0.001 per share. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through September 5, 2001, the Company had issued 14,815,000 shares of stock.

           No Cumulative Voting. The Company's Certificate of Incorporation and Bylaws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

           General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

           Voting Rights Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

           Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

           Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

           Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

           Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

           Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

           Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.

PART II

--------------------------------------------------------------------------------
ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON
             EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

Market Information:

           The Company's common stock currently is not traded on any exchange. Management anticipates that once the Company has cleared all comments the Securities and Exchange Commission's staff has on the Company's Form10-SB registration statement that the Company will ask a market maker member of the

NASD to apply for quotation privileges for the Company's shares on the OTC Bulletin Board system. It is the Company's understanding that all such comments must be cleared and that the Company must be current on its filings with the Commission prior to applying for an OTCBB trading symbol. To date, the Company has not entered into any negotiations or arrangements to make a market for its common stock.

           There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

           There were approximately 179 holders of record of the Company's common stock as of September 5, 2001. Of the14,518,000 shares issued and outstanding,13,925,000 shares are restricted. Of that amount 593,000 shares have been held for more than one (1) year and would be available for sale under Rule 144.

Dividends:

           The Company never has paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

Options and Warrants.

           There are no outstanding options or warrants to purchase additional shares of the Company's common stock except as follows:

           On or about June 30, 2001, the Company entered into a Stock Option Agreement with Victor Freilich, a director of the Company, under the terms of which the Company granted Mr. Freilich an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Freilich for all 382,053 shares shall be equal two point five percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

           On or about June 30, 2001, the Company entered into a Stock Option Agreement with Vadim Lipkind under the terms of which the Company granted Mr. Lipkind an option to purchase 382,053 share of the Company's common stock. The option is exercisable for a period of five years from June 30, 2001. Under the terms of this option, the option price payable by Mr. Lipkind for all 382,053 shares shall be equal two and one half percent (2.5%) of the Company's capitalization on the date of the purchase, but in any event such purchase price shall not exceed $250,000.

"Penny Stock"

           The Company's common stock is a "penny stock" as defined by the rules and regulations promulgated by the Securities and Exchange Commission. Pursuant to Section 3(a)(51)(A) of the Exchange Act of 1934, as amended, any equity security is considered to be a "penny stock" unless that security is:

   - Registered and traded on a national securities exchange meeting specified SEC criteria;

   -     authorized for quotation on NASDAQ;

   -     issued by a registered investment company;

   - excluded, on the basis of price of the issuer's net tangible assets, from the definition of the term by SEC rule; or

   -     exempted from the definition by the SEC.

Currently, the Company's common stock does not fall within any of these non-penny stock categories.

           The Commission's rules and regulations imposed disclosure, reporting and other requirements on brokers-dealers in penny stock transactions. In summary, these requirements are as follows:

           Brokers and dealers, prior to effecting any penny stock transactions, must provide customers with a document that discloses the risks of investing in the penny stock market. Section 15(g)(2) requires such risk disclosure documents to:

   - contain a description of the nature and level of risk involved in the penny stock market;

   - fully describe the duties of the broker-dealer to the customer, and the rights and remedies available;

   -     explain the nature of "bid" and "ask" prices in the penny stock market;

   -     supply  a  toll-free   telephone  number  to  provide   information  on
         disciplinary histories;

   -     describe all significant terms used in the risk disclosure document.

           Also, prior to the transaction the broker-dealer must obtain from the customer a manually signed and dated written acknowledgment of receipt of the disclosure document. The broker- dealers required to preserve a copy of the acknowledgment as part of its records.

           Brokers and dealers must disclose the bid and ask prices for penny stocks, the number of shares to which the prices apply, and the amount and description of any compensation received by the broker or dealer. Also, brokers and dealers are to provide each customer whose account contains penny stocks with a monthly statement indicating the market value of those stocks.

--------------------------------------------------------------------------------
ITEM 2.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

           The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings.

--------------------------------------------------------------------------------
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

           There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Forbush and Associates of Reno, Nevada.

--------------------------------------------------------------------------------
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------


           On March 9, 2000, the Company issued a total of 85,000 shares of its common stock to the following in the following amounts:

                   Pearson, Elliott R.                         25,000
                   Frost, Suzy                                 50,000
                   Pacific National Venture                    10,000

Such shares were issued for services rendered to Company. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

           On July 17, 2001, the Company issued a total of 13,500,000 shares of its common stock to the following in the following amounts:

                   Belfair International, Inc.                 4,500,000
                   Octava Limited                              4,500,000
                   Unimet Group Limited                        4,500,000

           The shares issued to Belfair International, LTD and Octava, LTD were issued in consideration for the intellectual property (TV pilots, screenplays, completed motion pictures, and film rights) purchased by the Company pursuant to the Exchange Agreement dated January 15, 2001. Such property had a value of at least $3,374,043. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $1,984,900. It is carried on the Company's financial statement at predecessor cost due to the relationship between directors and these shareholders. All such shares were issued in reliance on the exemption from registration contained in
Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

           The shares issued to Unimet were issued pursuant to the June 30, 2001 Stock Purchase Agreement between the Company and Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England. Under the terms of that agreement, Unimet agreed to purchase 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on or before the dates as follows:

    Date                                       Amount
    ----                                       ------
July 16,2001                            $     250,000
August 10, 2001                         $     100,000
September 10, 2001                      $     100,000
October 10, 2001                        $     100,000
December 10, 2001                       $     100,000
January 10, 2002                        $     500,000

           The payment scheduled on or before January 10, 2002 shall be paid in either cash or by transfer to the Company of the assets of "FilmStudio.RU" owned by Unimet. All such shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended, and the certificates representing such shares bear a restrictive legend reflecting the limitations on future transfer of those shares.

--------------------------------------------------------------------------------
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

           Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

           Section 78.751 of the Nevada General Corporation Law also allows the Company to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation's favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

           Section 78.751 of the Nevada General Corporation Law also provides that to the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs above, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

PART F/S
--------------------------------------------------------------------------------
Financial Statements
--------------------------------------------------------------------------------



                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                              FINANCIAL STATEMENTS
                AS OF JUNE 30, 2001 and DECMBER 31, 2000 and 1999

                                 NEW CANNON, INC.

                                TABLE OF CONTENTS
                                -----------------

                                                                   Page No.
                                                                   --------


ACCOUNTANT'S AUDIT REPORT                                            F-1

FINANCIAL STATEMENTS

          Balance Sheets                                             F-2

         Statements of Operations                                    F-3

         Statements of Changes in Stockholders Equity                F-4

         Statements of Cash Flows                                    F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6

                                [GRAPHIC OMITTED]
                       1155 West Fourth Street, Suite 225
                               Reno, Nevada 89503
                    Phone (775) 337-6001 Cell (775) 771-5129
                               Fax (775) 348-0872
                           email: danforbush@juno.com



To the Board of Directors
New Cannon, Inc.

                            ACCOUNTANT'S AUDIT REPORT

I have audited the accompanying balance sheet of New Cannon, Inc. (Formally U S Recorp) as of June 30, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the six months then ended, in accordance with standards established by the American Institute of Certified Public Accountants. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit. The financial statements of the Company for the fiscal year ended December 31, 2000, were audited by other auditors whose report thereon dated June 22, 2001, expressed an unqualified opinion with an explanatory paragraph discussing its going-concern assumption.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Cannon, Inc. (Formally U S Recorp) as of June 30, 2001, and the results of its operations and its cash flows for the six months then ended in conformity with generally accepted accounting principles.


/s/ Forbush and Associates
--------------------------
    Forbush and Associates

    Reno, Nevada
    July 31, 2001


                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                                 BALANCE SHEETS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999

                                                                                                    December 31,
                                                                          June 30,         ---------------------------
                                                                           2001               2000             1999
                                                                         (Audited)         (Audited)       (Unaudited)
                                                                      ------------------------------------------------
                                     ASSETS
                                     ------
Current Assets:
    Cash and cash equivalents                                        $       8,265    $        --      $       3,892
    Accounts receivable (Note 3)                                         1,901,696             --               --
    Prepaid  expenses                                                         --               --               --
    Product Inventory                                                         --               --               --
                                                                          --------          -------          -------

       Total Current Assets                                              1,909,961             --              3,892
                                                                          --------          -------          -------

Equipment and Leasehold Improvements: (Notes 2)                               --               --               --
                                                                          --------          -------          -------

Intangible Assets:
    Film Development Costs (Note 4)                                      2,311,380             --               --
    Film Properties (Note 5)                                             2,043,196             --               --
                                                                          --------          -------          -------
                                                                         4,354,576             --               --

Other Assets:                                                                3,799             --              1,000
                                                                          --------          -------          -------

       TOTAL ASSETS                                                  $   6,268,336    $        --      $       4,892
                                                                          ========          =======          =======

                             LIABILITIES AND EQUITY
                             ----------------------
Current Liabilities:
    Accounts payable                                                 $       7,245    $        --               --
    Accrued expenses                                                       150,000             --               --
    Other payables (Note 7)                                              1,018,338             --               --
                                                                          --------          -------          -------

       Total Current Liabilities                                         1,175,583             --               --
                                                                          --------          -------          -------

Long-Term Liabilities:
    Pre-sale contracts (Note 3)                                          1,984,900             --               --
                                                                          --------          -------          -------

Stockholders' Equity:
   Common Stock,  $.001 par value; 100,000,000 shares
   authorized; 14,518,000  shares  issued and  outstandin        g
   at June 30, 2001;  1,018,000 at December 31, 2000 and
   593,000 at December 31, 1999 (Note 8)                                    14,518            1,018              593
   Preferred Stock, 10,000,000 shares authorized, none
       issued and outstanding                                                 --               --               --
   Additional paid-in capital                                            4,474,642           71,107           64,099
    Stock subscription receivable (Note 8)                              (1,250,000)            --               --
   Deficit accumulated                                                    (131,307)         (72,125)         (59,800)
                                                                          --------          -------          -------

       Total Stockholders' Equity                                        3,107,853             --              4,892
                                                                          --------          -------          -------

       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $   6,268,336    $        --      $       4,892
                                                                          ========          =======          =======

   The accompanying notes are an integral part of these financial statements.


                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                             STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999


                                                                                 December 31,
                                                           June 30,     ----------------------------
                                                            2001            2000             1999
                                                          (Audited)       (Audited)       (Unaudited)
                                                       ---------------------------------------------

Net Sales                                              $     28,620    $        232    $      5,557
Cost of  Sales                                                 --              --              --
                                                       ------------    ------------    ------------

        Gross Profit                                         28,620             232           5,557
                                                       ------------    ------------    ------------
Operating Expenses:
 General and administrative expenses                         87,802          12,557           8,428
  epreciation and amortization                                 --              --              --
                                                       ------------    ------------    ------------

        Total Operating Expenses                             87,802          12,557           8,428
                                                       ------------    ------------    ------------
        Loss from Operations                                (59,182)        (12,325)         (2,871)
                                                       ------------    ------------    ------------

Other Income (Expense):
  Interest Expense                                             --              --              --
                                                       ------------    ------------    ------------

        Total Other Income and Expens              e           --              --              --
                                                       ------------    ------------    ------------

Net Loss                                               $    (59,182)   $    (12,325)   $     (2,871)
                                                       ============    ============    ============

Loss per Common Share                                  $      (0.01)   $      (0.02)   $      (0.00)
                                                       ============    ============    ============

Weighted Average Shares Outstanding                      10,768,000         805,500         593,000
                                                       ============    ============    ============


     The accompany notes are an integral part of these financial statements


                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                  STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999


                                                                          l                             Deficit
                                                     Common Stock         Additiona       Stock          From
                                              ----------------------      Paid-in      Subscriptions   Inception
                                             Shares          Amount       Capital       Receivable      To Date        Total
                                           -----------   -----------   -----------    -----------    -----------    -----------



Balance at year end December 31, 1997          118,600   $       119   $    64,573    $      --      $   (68,183)   $  (753,682)

Adjustment of shares to effect a
five-for-one split effective
Februaru, 2001                                 474,400           474          (474)          --             --             (474)
                                           -----------   -----------   -----------    -----------    -----------    -----------


Adjusted balance at year end
 December 31, 1997                             593,000           593        64,099           --          (68,183)      (754,156)

Net (loss) for the Year ended
   December 31, 1998                              --            --            --             --           11,254         11,255
                                           -----------   -----------   -----------    -----------    -----------    -----------



Balance at year end December 31, 1998          593,000           593        64,099           --          (56,929)      (742,901)

Net (loss) for the Year ended
   December 31, 1999                              --            --            --             --           (2,871)        (2,870)
                                           -----------   -----------   -----------    -----------    -----------    -----------



Balance at year end December 31, 1999          593,000           593        64,099           --          (59,800)      (745,771)


Issuance of shares for services                425,000           425          --             --             --             --

Net (loss) for the Year ended
   December 31, 2000                              --            --            --             --          (12,325)       (12,325)
                                           -----------   -----------   -----------    -----------    -----------    -----------



Balance at year end December 31, 2000        1,018,000         1,018        64,099           --          (72,125)      (758,096)


Issuance of shares for TV
 rights to Octava Ltd.                       4,500,000         4,500       435,777           --             --          440,277

Issuance of shares for TV
   and Film right to
   Belfair International Ltd.                4,500,000         4,500     2,729,266           --             --        2,733,766


Issuance of shares for cash                  4,500,000         4,500     1,245,500     (1,250,000)          --             --
                                           -----------   -----------   -----------    -----------    -----------    -----------

Net (loss) for the Six Months ended
   June 30, 2001                                  --            --            --             --          (59,182)       (59,181)
                                           -----------   -----------   -----------    -----------    -----------    -----------


Balance at six months
 ended June 30, 2001                        14,518,000        14,518     4,474,642     (1,250,000)      (131,307)     2,356,766
                                           ===========   ===========   ===========    ===========    ===========    ===========

    The accompanying notes are an integral part of these financial statements


                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                             STATEMENT OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999

                                                                                       December 31,
                                                                 June 30,     ----------------------------
                                                                  2001            2000             1999
                                                                (Audited)       (Audited)       (Unaudited)
                                                             ---------------------------------------------
Reconciliation of Net Loss to Net Cash
   Used in Operating Activities:

Net Loss                                                         $   (59,182)    $   (12,325)   $    (2,871)
                                                                  -----------    -----------    -----------

Adjustments to Reconcile Net Loss to Net Cash
    Provided by (Used in) Operating Activities

    epreciation and amortization                                         --             --             --
    ssuance of stock for consulting & legal fees                         --            7,425           --
   (Increase) decrease in assets:
      Accounts receivable                                         (1,901,696)          --             --
   Increase (decrease) in liabilities:
      Accounts payable                                                 7,245           --          (10,300)
      Accrued expenses                                               150,000           --             --
      Other Payables                                               1,018,338           --             --
                                                                  -----------    -----------    -----------
             Total Adjustments                                      (726,113)         7,425        (10,300)
                                                                  -----------    -----------    -----------
Net Cash Provided (Used) by Operating Activities                    (785,295)        (4,900)       (13,171)

ash Flows from Investing Activities:
    Sale of assets                                                       --            1,008          6,050
   Acquisition of film rights                                     (2,043,196)          --             --
   Development costs on film                                      (2,311,380)          --             --
    Other assets                                                      (3,799)          --             --
                                                                  -----------    -----------    -----------
                                                                  (4,358,375)         1,008          6,050
                                                                  -----------    -----------    -----------

Cash Flows from Financing Activities:
   Proceeds from issuance of capital stock,
      net of offering costs                                        4,417,035           --             --

   Stock subscription receivable                                  (1,250,000)
    Pre-sale contracts                                             1,984,900           --             --
                                                                  -----------    -----------    -----------
     Net Cash Provided by Financing
         Activities                                                5,151,935           --             --
                                                                  -----------    -----------    -----------
Net Increase (Decrease) in Cash                                        8,265         (3,892)        (7,121)

Cash at beginning of period                                              --            3,892         11,013
                                                                  -----------    -----------    -----------
Cash at end of period                                            $     8,265    $      --      $     3,892
                                                                  ===========    ===========    ===========


    The accompanying notes are an integral part of these financial statements

                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                        NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999

NOTE 1 - ORGANIZATION AND HISTORY:

New Cannon, Inc. (the Company) was incorporated under the laws of the State of Nevada on November 7, 1991 as U S Recorp. The company changed it name to New Cannon, Inc, in February 2001. Also in February of 2001 the Board of Directors approved a 5 for 1 stock split and authorized the number of shares to be increased to One Hundred Million (100,000,000) shares of common stock with a par value of $0.001 and Ten Million (10,000,000) shares convertible Preferred Stock with a par value of $ 0.001. These financial statements reflect the restated stock split retroactive to 1997.

On January 15, 2001, the Company agreed to acquire assets consisting of TV pilots, screenplays, completed motion pictures, and film rights from Belfair International Ltd ("Belfair"), a corporation organize under the laws of the Isle of Jersey, and its representative Menahem Golan ("Golan") valued at $2,933,766 and Octava Ltd. ("Octava"), a corporation organize under the laws of the Isle of Jersey, and its representative Evgeny Afineevsky ("Afineevsky") valued at $440,277 for a total of 9,000,000 (4,500,000 to each company) post-split common shares of the company and an agreement to pay the principal shareholder of the Company $150,000. In addition to the assets purchased, the Company accepted assignment of International Multiple Rights Distribution Agreements totaling $1,984,900.

On June 30, 2001, the Company entered into a Stock Purchase Agreement with Unimet Group Limited. A private company No. 2953873 duly organized and existing under the laws of England in which Unimet agreed to by 4,500,000 post-split common shares of the Company for $1,250,000 payable in installments on or before the dates as follows:

                   Date                               Amount
                   ----                               ------
           July 16,2001                            $  250,000
           August 10, 2001                         $  100,000
           September 10, 2001                      $  100,000
           October 10, 2001                        $  100,000
           December 10, 2001                       $  100,000
           January 10, 2002                        $  500,000

The payment scheduled on or before January 10, 2002 shall be paid in either cash or by transfer to the Company of the assets of "FilmStudio.RU" owned by Unimet.

Nature Of Business:
The Company is involved in the entertainment industry, developing, producing and distributing films internationally.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organizational Costs:
Organization costs are being amortized over a five-year period using the straight-line method.

Inventory:
Inventory is valued at the lower of cost or market.

                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                        NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999

Equipment:
Equipment is stated at cost. Depreciation is calculated on a straight line basis over a period of 5 years. Expenditures for maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and accumulated depreciation are eliminated from the accounts and any resulting gain or loss is included in expense.

Use of Estimates:
In order to prepare the financial statements in conformity with generally accepted accounting principles, management must make estimates and assumptions that affect certain reported accounts and disclosures. Actual results could differ from these estimates.

Intangible Properties:
The costs of intangible properties are amortized using the straight-line method over a period of the contracts the company has to distribute the properties, beginning upon its first commercial showing.

Earnings per share:
The earnings per share calculations were based on the weighted average number of shares outstanding during the period. Fully dilutive earnings per share are not reflected because they are anti-dilutive.

Income Tax:
Because of losses sustained since inception, no provision has been made for income tax.

NOTE 3 - ACCOUNTS RECEIVABLE/PRE-SALE CONTRACTS

The company enters into agreement with film distributors internationally which allows the distributor exclusive rights to collect revenues on the film in a agreed upon territory. The agreements usually include a down payment upon signing of the contract (approximately 10%), a payment upon the beginning of filming (approximately 10%) with the remaining payment received before the customer receives the film for distribution.

The Company has been assigned a number of these contracts as a part of the acquisition of the film rights and film in development from Octava, Ltd. and Belfair International for shares of the Company as described in Note 1.

NOTE 4 - FILM DEVELOPMENT COSTS

The Company develops films from idea through screen play to filming, production and distribution. As of the audit date the company was in post production on two films as follows:

    Movie 1                              $      1,030,533
    Movie 2                                     1,280,847
                                         ----------------
        Total                           $       2,311,380
                                         ================

NOTE 5 - FILM PROPERTIES

Film properties consists of pilots, completed films, T.V. series episodes and screenplays owned by the Company as follows:

        T.V. Pilots                           $       440,277
        T.V. Episodes                                 600,000
        Screenplays                                 1,002,919
                                               --------------
           Total                              $     2,043,196
                                               ==============

                                NEW CANNON, INC.
                              (FORMALLY U S RECORP)
                        NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001
              AND THE YEARS ENDED ENDING DECEMBER 31, 2000 AND 1999

These assets will be amortized over the life of the contracts for distribution on a declining balance basis. No amortization have been recorded as none of the assets were distributed under the contracts described in Note 3.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has been funding it activities and operations since January 15, 2001 through the first receipt from the Stock Purchase Agreement in July, 2001 through borrowings from Belfair, Golan, Octava and Afineevsky.

NOTE 7 - OTHER PAYABLES

Includes amounts provided by the related parties as follows:

            Golan                                        51,318
            Octava & Belfair                            899,212
            Afineevsky                                   67,808
                                               ----------------
               Total                          $       1,018,338
                                               ================


NOTE 8 - STOCKHOLDERS EQUITY

In addition to the stock issued pursuant to the agreements described in Note 1, the Company has entered into an option agreement dated July 2, 2001 with Vadim Lipkind with respect to 382,053 common shares of the Company for the total purchase price of $250,000 for a term of up to five years from the date of the option. Mr. Lipkind has agreed to provide services to the Company as may be requested from time to time.

The Company entered into an option agreement with Mr. Victor Freilich, a Director of the Company, dated July 2, 2001, with respect to 382,052 common shares of the Company for the total purchase price of $250,000 for a term of up to five years from the date of the option. Mr. Freilich has agreed to provide services to the Company as may be requested from time to time.

NOTE 9 - NET OPERATING LOSSES

The value of the operating loss carry forward is nominal, as the determined value is based on the value of the company at the time of purchase.

NOTE 10 - SUSEQUENT EVENTS

There are no significant subsequent events other than those described in Note 8 above.

PART III

--------------------------------------------------------------------------------
ITEM 1.  Index to Exhibits
--------------------------------------------------------------------------------

           The following exhibits are filed with this Form 10-SB:

Assigned Number             Description
---------------------       --------------

(2) Plan of acquisition, reorganization, arrangement, liquid, or succession: None.

(3)(i)                      Articles of  Incorporation:
                                     November 7, 1991 Articles of  Incorporation
                                     February 5, 2001  Amendment  to Articles of
                                     Incorporation October 15, 2001 Amendment to
                                     Articles of Incorporation

(3)(ii)                     By-laws of the Company: Included.

(4) Instruments defining the rights of holders including indentures: Form Investment Letter Agreement

(9)                         Voting Trust Agreement:     None

(10)                        Material  Contracts:

                                     January 15, 20001 Exchange Agreement

                                     Assignment of International Multiple Rights
                                     Distribution Agreements

                                     June 30, 2001 Stock Purchase Agreement

                                     June 30, 2001 Freilich Option Agreement

                                     June 30, 2001 Lipkind Option Agreement

(11)                        Statement   regarding   computation   of  per  share
                            earnings: Computations can be determined from the financial statements.

(16)                        Letter on change in certifying accountant: None

(21)                                 Subsidiaries of the registrant:   None

(24)                        Power of Attorney:          None

(99)                        Additional Exhibits:        None

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2001.


                                     NEW CANNON, INC.

                              /s/Evgeny Afineevsky
                                 -----------------------------------------------
                                 Evgeny Afineevsky
                                 CEO & Director, President